

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

Haggai Alon
Chief Executive Officer
SMX (Security Matters) Public Limited Company
Mespil Business Centre, Mespil House, Sussex Road
Dublin 4, Ireland

> **Re: SMX (Security Matters) Public Limited Company**
> **Registration Statement on Form F-1**
> **Filed May 29, 2024**
> **File No. 333-279800**

Dear Haggai Alon:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note your disclosure that the ordinary shares will be purchased at a price equal to "50% of the Market Price, if the market price of the Ordinary Shares is below $0.20;" however, Section 1.35 of the Stock Purchase Agreement states that if "the market price of the Common Stock is below .20, then the Company shall not be able to send a Put Notice." Please revise the cover page and elsewhere to clarify that the company cannot send a put notice if the price of the common stock is below $0.20 and that, based upon current trading prices, the company will be unable to sell any shares under the registration statement. Additionally, your disclosure that you may receive up to $30 million in aggregate gross proceeds is inconsistent with your disclosure that the maximum put amount in any consecutive 30-day period is $500,000 over the 36-month term of the agreement. Please revise or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stephen Fox